FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                      the Securities Exchange Act of 1934



                       For the month of February 2003
                              18 February 2003



                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)



                Grant Way, Isleworth, Middlesex, TW7 5OD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                    Form 20-F X            Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



                                 EXHIBIT INDEX


                                    Exhibit


EXHIBIT NO.1    Press release of British Sky  Broadcasting  Group plc
                announcing Improved Moody's Outlook released on 18 February 2003


EXHIBIT NO.1


                                                                18 February 2003


                       BRITISH SKY BROADCASTING GROUP PLC

                 BSkyB welcomes improved rating agency outlook


British Sky Broadcasting Group plc ("BSkyB") welcomes the announcement by Moody's Investors Service today that it has raised its rating outlook from 'Stable' to 'Positive' and affirmed the Company's current rating.

BSkyB is currently rated Ba1 by Moody's and BB+ by Standard & Poor's.

As at 31 December 2002, BSkyB's net debt was GBP1,386 million, a reduction of GBP447 million since the Company turned cashflow positive in January 2002.


                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: 18 February 2003                   By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary